PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES COMPLETION
OF UK COMPANY ISO 9001: 2015 ACCREDITATION PROCESS
AND TEAM EXPANSION

Plymouth, Massachusetts - September 9, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in developing threat detection and unmanned technologies, is pleased to announce that it has completed the qualification for ISO 9001: 2015, and has been accredited this under certificate 377662021.

ISO 9001: 2015 Quality Management Standard (QMS) was developed by the International Organization for Standardization (ISO) and is recognized throughout the world. The standard is centered around seven quality management principles with customer focus, efficiency of company process approach and continuous improvement being key elements.

ISO is one of the most rigorous and well-regarded standards in the world. The implementation and application of ISO reinforces our company focus on creating products and services, measured against global benchmarks of industry excellence.

"Achieving the ISO 9001:2015 standard is required for any business that wishes to implement meaningful QMS policies, processes, and procedures necessary to provide products and services that meet high customer and regulatory standards" stated Paul Keen, Director of UK Operations for PRT. "With the UK organization now fully ISO accredited, we are moving towards the PRT USA operation becoming certified" concluded Keen.

"Passing an independent quality standards assessment by an internationally recognized organization, is testament to the high standards that the PRT team hold themselves to" stated Carl Cagliarini, Chief Strategy Officer of PRT. "This accreditation demonstrates to our clients and shareholders the importance we place on service and quality. In addition to this, we are pleased to announce an expansion to our team which comprises of eight new hires across the organization. To facilitate this expansion, we are also pleased to announce the formulation of Plymouth Rock Technologies UK Limited, a wholly owned subsidiary of PRT", concluded Cagliarini.

Through this formulation, PRT now has three facilities across the United Kingdom, comprising of Tetra Drone, a wholly owned subsidiary of PRT, in Lincolnshire, the new PRT UAS Flight Center in Norfolk, and our EMEA Corporate office, which will be managed by Bromesborrow Corporate Services UK, Herefordshire" stated Dana Wheeler, President & CEO of PRT.

About the International Organization for Standardization (ISO)

ISO is an independent, non-governmental international organisation with a membership of over 165 national standards bodies.

Through its members, it brings together experts to share knowledge and develop voluntary, consensus-based, market relevant International Standards that support innovation and provide solutions to global challenges. Their Central Secretariat is in Geneva, Switzerland. International Standards give world-class specifications for products, services and systems, to ensure quality, safety and efficiency.

ISO has published more than 23000 International Standards and related documents, covering almost every industry, from technology, to food safety, to agriculture and healthcare.

https://www.iso.org

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to NDAA Section 848 ("PRT UAS"); (2) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (3) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.